Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, September 25, 2024

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Wednesday, September 25, 2024, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the extension of the expiry date of certain options previously granted to Dr. Elan Penn and Dr. Abraham (Avri) Havron, directors of the Company;

4.	To approve the extension of the expiry date of certain options previously granted to Mr. Yehiel Tal, the Company’s CEO and director;

5.	To approve the grant of restricted share units (RSUs) to each of the Company’s directors (other than to Mr. Yehiel Tal, the Company’s CEO, see Proposal No. 6); and,

6.	To approve the grant of restricted share units (RSUs) to Mr. Yehiel Tal, the Company’s CEO and director.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share by the close of business on Wednesday, August 26, 2024 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than September 25, 2024 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

August 20, 2024

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Wednesday, September 25, 2024 at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the extension of the expiry date of certain options previously granted to Dr. Elan Penn and Dr. Abraham (Avri) Havron, directors of the Company;

4.	To approve the extension of the expiry date of certain options previously granted to Mr. Yehiel Tal, the Company’s CEO and director;

5.	To approve the grant of restricted share units (RSUs) to each of the Company’s directors (other than to Mr. Yehiel Tal, the Company’s CEO, see Proposal No. 6); and,

6.	To approve the grant of restricted share units (RSUs) to Mr. Yehiel Tal, the Company’s CEO and director.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2023.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than August 27, 2024.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

 Only shareholders at the close of business on August 26, 2024 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on August 19, 2024, the Company had outstanding 11,454,512 ordinary shares, excluding 18,409 ordinary shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on September 25, 2024, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about August 28, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Wednesday, September 25, 2024, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1, 2, 3 and 5 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 4 and 6 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest, all with respect to the approval of each of Proposals No. 4 and 6. Nevertheless, under the regulations promulgated under the Companies Law, a shareholder participating in the vote by executing the attached proxy card, will be deemed to confirm that such shareholder is not a controlling shareholder and does not have a personal interest in the approval of Proposals No. 4 and 6. If you are a controlling shareholder or have a personal interest in the approval of Proposals No. 4 or 6, please notify the Company as described in the proxy card.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from includer position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers. For the purpose of Proposal Nos. 4 and 6 only, the term “controlling shareholder” shall also include a holder of 25% or more of the voting rights in a company if there is no other holder holding more than 50% of the voting rights in the company. For the purpose of the term “holding” two or more persons holding voting rights in a company while each of them has a personal interest in the approval of the same transaction brought for the approval of the company shall be deemed as joint holders.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., Sunday, September 15, 2024).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors’ and Officers’ Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2023, see Item 6B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the Commission on April 4, 2024 (the “2023 Annual Report”).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

APPROVAL OF THE RE-ELECTION OF DR. ROGER POMERANTZ, DR. ABRAHAM (AVRI) HAVRON, JOSEPH ZARZEWSKY, DR. ELAN PENN, HUGH EVANS, ALISA LASK AND MR. YEHIEL TAL (WHO ALSO SERVES AS THE COMPANY’S CEO) TO THE BOARD OF DIRECTORS OF THE COMPANY, EACH UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the General Meeting, it is proposed to re-elect Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company (the “Board of Directors”). Each of the directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office, other than Mr. Yehiel Tal. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Yehiel Tal has indicated to the Company his or her availability for re-election, and has declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The nominees to serve on the Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Roger Pomerantz has served as our Chairman of the Board of Directors since February 2020. Dr. Pomerantz is currently a board member of Indaptus Therapeutics and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 41-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) – the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals, eight of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatrogan- recombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post-doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Joseph Zarzewsky has served on our board of directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn serves as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel. Dr. Penn serves as external director of Dunietz Brothers Ltd. (TASE: DUNI:IT). Dr. Penn serves as chairman of A.I. Conversation Systems Ltd. (TASE: AICS). From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Hugh Evans has served on our board of directors since March 2021. Mr. Evans serves as a board member at Zverse, 3DM, Currant 3D, Evolve, Additive Solutions, Amnovis and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as FactoryFour which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures Group, where he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on our board of directors since August 2021. Ms. Lask is the CEO of Rion Aesthetics Inc., a regenerative medicine company based in Rochester, MN leveraging platelet derived exosome technology for use in both cosmetic applications and investigational studies for aesthetics uses such as hair loss. Ms. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan and held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

Yehiel Tal has served as our chief executive officer since January 2010 and as a member of our board of directors since May 2022. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

The directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from exemption and indemnification letters granted to them by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of each of Messrs. Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Ms. Alisa Lask and Yehiel Tal to the Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s articles of association (the “Articles”), the Company’s shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Company’s audit committee (the “Audit Committee”) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors have no relationship with the Company or with any affiliate of the Company, except as described in the 2023 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2023 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF THE EXTENSION OF THE EXPIRY DATE OF OPTIONS PREVIOUSLY GRANTED TO DR. ELAN PENN AND DR. ABRAHAM (AVRI) HAVRON, DIRECTORS OF THE COMPANY

Following the approval of the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, and as part of a broader decision to extend the expiry date of options previously granted to employees and officers of the Company, it is proposed, subject to the approval of the re-election of each member of the Board of Directors, that the General Meeting approve the extension of the expiry date of a total of 14,000 outstanding options, each exercisable into one (1) ordinary share of the Company, of which 10,000 options were previously granted to Dr. Elan Penn and 4,000 options were granted to Dr. Abraham (Avri) Havron, that are set to expire between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028 (the “Extension to the Directors”).

The additional economic benefit of the Extension to the Directors, in the aggregate, under the Black-Scholes formula is approximately $13,009, and is in accordance with the Company’s compensation policy.

In its decision, the Compensation Committee and the Board of Directors noted the large contribution of these directors to the Company, the intention to compensate these directors over the long term and to align their interests with those of the shareholders of the Company, and to strengthen their retention and motivation in the long term.

In light of the above considerations, the Compensation Committee and Board of Directors resolved that Extension to the Directors, as described above, is to the benefit of the Company and is made in accordance with the Company’s compensation policy and is thus fair and reasonable.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the extension of the expiry date of 14,000 options previously granted to Dr. Elan Penn and Dr. Abraham (Avri) Havron, directors of the Company, that are set to expire between December 2024 and July 2025, by an additional three years, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 4

APPROVAL OF THE EXTENSION OF THE EXPIRY DATE OF CERTAIN OPTIONS PREVIOUSLY GRANTED TO MR. YEHIEL TAL, THE COMPANY’S CEO AND DIRECTOR

Following the approval of the Company’s Compensation Committee and Board of Directors, and as part of a broader decision to extend the expiry date of options previously granted to employees and officers of the Company, it is proposed, that the General Meeting approve the extension of the expiry date of a total of 112,800 outstanding options, each exercisable into one (1) ordinary share of the Company, granted to the Company’s CEO and director, Mr. Yehiel Tal, that are set to expire between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028 (the “Extension to the CEO”).

The additional economic benefit of the Extension to the CEO under the Black-Scholes formula is approximately $107,046, and is in accordance with the Company’s compensation policy.

In its decision, the Compensation Committee and the Board of Directors noted the CEO’s large contribution to the Company, the intention to compensate the CEO over the long term and to align his interests with those of the shareholders of the Company, and to strengthen his retention and motivation in the long term.

In light of the above considerations, the Compensation Committee and Board of Directors resolved that Extension to the CEO, as described above, is to the benefit of the Company and is made in accordance with the Company’s compensation policy and is thus fair and reasonable.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the extension of the expiry date of 112,800 options previously granted to Mr. Yehiel Tal, the Company’s CEO and director, that are set to expire between December 2024 and July 2025, by an additional three years, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 5

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS (RSUs) TO EACH OF THE COMPANY’S DIRECTORS (OTHER THAN TO MR. YEHIEL TAL, THE COMPANY’S CEO)

Following the approval of the Compensation Committee and the Board of Directors, respectively, it is proposed to approve a grant of 50,000 restricted share units to Dr. Roger Pomerantz, the Chairman of the Board of Directors, and a grant of 10,000 restricted share units to each of the Company’s directors, other than Yehiel Tal (see Proposal No. 6 below) (together in this Proposal No. 5, the “RSUs”), subject to the approval of the re-election of each member of the Board of Directors.

The RSUs to Dr. Roger Pomerantz constitute 0.44% of the Company’s share capital (0.37% of the share capital on a fully diluted basis1), and the RSUs to each of the other directors constitute 0.09% of the Company’s share capital (0.07% of the share capital on a fully diluted basis2), and would be granted as part of a broader grant of RSUs to the Company’s officers and employees.

The RSUs will be granted under the Company’s 2024 Share Award Plan (the “Plan”) and shall vest over a period of four years from their date of grant, with 25% of the RSUs vesting on the first anniversary of the date of grant and the remaining RSUs vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). All remaining terms of the RSUs are in accordance with the Plan, which includes conditions with respect to, among other things, acceleration upon M&A Transaction (as defined in the Plan), adjustments, assumption, and termination of engagement. The Plan can be found as Exhibit 4.4 to the 2023 Annual Report.

Together with their existing options, the proposed RSU grant would result in each director (other than the Chairman and Mr. Abraham (Avri) Havron) holding an equity stake of app. 0.5% of the Company’s outstanding share capital, and 0.42% on a fully diluted basis, would result in Mr. Abraham (Avri) Havron holding an equity stake of 0.45% of the Company’s outstanding share capital, and 0.37% on a fully diluted basis, and the Chairman holding an equity stake of 2.29% of the Company’s outstanding share capital, and 1.92% on a fully diluted basis.

The Compensation Committee and Board of Directors approved the proposed grant of RSUs while noting the following considerations: (a) each of the directors’ experience, knowledge, and skills; (b) the contribution of each of the directors to the Company’s development and success; and (c) the intention to align the interests of the directors with those of the Company’s shareholders and to create a link between their compensation and the performance of the Company’s ordinary shares.

[1]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date, and the RSUs under Proposals 5 and 6 as if were approved and granted.
[2]	See footnote 1 above.

In light of the above considerations, the Compensation Committee and Board of Directors resolved that grant of RSUs to the Company’s directors (other than Mr. Yehiel Tal, with respect to which, see Proposal No. 6 below), as described above, is to the benefit of the Company and is made in accordance with the Company’s compensation policy and is thus fair and reasonable.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval grant of Restricted Share Units (RSUs) to each of the Company’s directors (other than to Mr. Yehiel Tal, the Company’s CEO), as presented to the shareholders, be, and same hereby is, approved.”

Proposal No. 6

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS (RSU) TO MR. YEHIEL TAL, THE COMPANY’S CEO AND DIRECTOR

Following the approval of the Compensation Committee and the Board of Directors, respectively, it is proposed to approve a grant of 80,000 restricted share units to Mr. Yehiel Tal, the Company’s CEO and director (in this Proposal No. 6, the “RSUs”).

The RSUs constitute 0.69% of the Company’s share capital (0.59% of the share capital on a fully diluted basis3) and would be granted as part of a broader grant of RSUs to the Company’s directors, officers and employees.

The RSUs will be granted under the Company’s 2024 Share Award Plan (the “Plan”) and shall bear the same terms as the RSUs granted to the Company’s directors, as detailed in Proposal No. 5 above and the terms of the Plan. The Plan can be found as Exhibit 4.4 to the 2023 Annual Report.

Together with his existing options, the proposed RSU grant would result in Mr. Yehiel Tal holding an equity stake of 3.74% of the Company’s outstanding share capital, and 3.13% on a fully diluted basis.

The Compensation Committee and Board of Directors approved the proposed grant of RSUs while noting the following considerations: (a) Mr. Tal’s experience, knowledge, and skills; (b) Mr. Tal’s contribution to the Company’s development and success; and (c) the intention to align Mr. Tal’s interests with those of the Company’s shareholders and to create a link between his compensation and the performance of the Company’s ordinary shares.

In light of the above considerations, the Compensation Committee and Board of Directors resolved that grant of RSUs to Mr. Yehiel Tal, as described above, is to the benefit of the Company and is made in accordance with the Company’s compensation policy and is thus fair and reasonable.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval grant of Restricted Share Units (RSUs) to Mr. Yehiel Tal, the Company’s CEO and director, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 20, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 20, 2024, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

[3]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date, and the RSUs under Proposals 5 and 6 as if were approved and granted.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

August 20, 2024